Exhibit 99.2

J-Long Group Limited Announces Closing of its Initial Public Offering

HONG KONG, Jan. 29, 2024 (GLOBE NEWSWIRE) -- J-Long Group Limited (Nasdaq: JL) (the “Company” or “J-Long”), an established distributor in Hong Kong of reflective and non-reflective garment trims, today announced the closing of its initial public offering (the “Offering”) of 1,400,000 ordinary shares at a public offering price of $5.00 per ordinary share. The aggregate gross proceeds from the Offering, before deducting underwriting discounts and other offering expenses, were $7,000,000. The Company’s ordinary shares began trading on the Nasdaq Global Market on January 24, 2024, under the symbol “JL.”

The Company has granted the Underwriter a 45-day option to purchase up to an additional 210,000 ordinary shares at the public offering price after the closing of the Offering, less the underwriting discounts.

The Company intends to use the net proceeds from the Offering for potential strategic acquisitions and investments in other reflective materials distributors and providers, as well as upstream and downstream businesses along the industry value chain. Additionally, they will be allocated to strengthen research and development capabilities for new products, increase warehouse and storage capacity, and fund working capital and other general corporate purposes.

Eddid Securities USA Inc., Inc. (the “Underwriter”) is acting as underwriter to the Offering. K&L Gates is acting as U.S. counsel to the Company, and Ortoli Rosenstadt LLP is acting as U.S. counsel to the Underwriter in connection with the Offering.

A registration statement on form F-1 (File Number: 333-275077) related to these securities has been filed with, and declared effective by, the United States Securities and Exchange Commission on December 29, 2023. The Offering is made only by means of a prospectus. Copies of the final prospectus related to the Offering may be obtained from Eddid Securities USA Inc., by email at ecm@eddidusa.com. In addition, a copy of the final prospectus can also be obtained via the SEC's website at http://www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering.  This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About J-Long Group Limited

J-Long Group Limited is an established distributor in Hong Kong of reflective and non-reflective garment trims including, among others, heat transfers, fabrics, woven labels and tapes, sewing badges, piping, zipper pullers and drawcords. The Company has nearly 30 years of experience in the apparel industry and has served over 100 international brands globally, including outerwear and sportswear brands, uniform and safety workwear brands and fashion brands. The Company has more than 25 years working relationship with a leading U.S. multinational conglomerate listed on the New York Stock Exchange, who is also the Company’s primary supplier of materials. The Company has been its authorized distributor of 3M™ Scotchlite™ reflective materials since 2000. The leading U.S. multinational conglomerate sells its 3M™ Scotchlite™ reflective materials through regional distributors across the world. The Company is a long-standing channel partner and one of the leading converters of 3M™ Scotchlite™ reflective materials, serving a range of global brands. As a converter for 3M™ Scotchlite™ reflective materials, it involves providing adhesive solutions by offering custom shaped parts designed to the specification requirements of the customer.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company's proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Company Info:

J-Long Group Limited

Edwin Wong, CEO and Director

ir@j-long.com +852 3693 2110

Investor Relationship:

Metaverse Finance Limited

Katy Chan, Director

katy.chan@eastgroup.cc +852 2498 3681